Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To Whom It May Concern:

We hereby consent to the incorporation by reference into the Registration Statements of VME Process, Inc. and Subsidiaries and VME Process Solutions, LLC, and VME Services LLC on Form S-1A of our Report of Independent Registered Public Accounting Firm, dated June 3, 2026, on the consolidated combined balance sheet of VME Process, Inc. and Subsidiaries and VME Process Solutions, LLC, and VME Services LLC as of December 31, 2025, and 2024 and the related consolidated combined statements of operations and comprehensive income (loss), changes in stockholder’s equity (deficit) and cash flows for the years then ended.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Bush & Associates CPA LLC
Las Vegas, NV
August 10, 2026